Exhibit 99.1

NEXA RESOURCES S.A. INFORMS ABOUT AGM/EGM VOTING RESULTS

Luxembourg, June 28th, 2018 - Nexa Resources S.A. (“Nexa Resources” or the “Company”) informs about the voting results of the Annual General Meeting and Extraordinary General Meeting that were held on June 28th 2018 in Luxembourg, Grand Duchy of Luxembourg. Each of the resolutions is detailed in the Convening Notice to the Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders that was mailed to shareholders priority to the meeting.

Please consult the AGM/EGM detailed materials which are available on the Company’s website at https://www.nexaresources.com/events, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://www.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.